Active Health Foods, Inc.
6185 Magnolia Ave.
Suite 403
Riverside, California 92506

Telephone (951) 360-9970
Fax (626) 335-7750

January 14, 2011

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549

Re:           Active Health Foods, Inc.
Comments to Amendment #5 to Registration Statement on Form S-1
        Filed December 16, 2010
File No. 333-164788

Dear Mr. Dougherty:

Following hereto are our responses to your comment letter dated September 22, 2010.  The questions raised by your comment letter are numbered in the sequence of your comment letter and Active Health Foods, Inc. responses follow immediately thereto.  The Registration Statement has been amended and filed accordingly.

_________________________________________

Use of Proceeds, page 14

1. We note the revised disclosure provided in response to prior comment one. Please include the information from your response in Note 2 to the use of proceeds table clarifying that the $4,000 dollar figure does not correspond to production of wrappers and boxes by Think, Plan, Deliver; but rather another vendor made to match the minimum run of energy bars by Betty Lou's.

Response:  Your comment is noted and the appropriate change has been made.

SEC/Dougherty
1/14/11
Page Two

Notes to Financial Statements - December 31. 2009 and 2008

Note 7 - Common Stock Issuances. page 56

2. We note your response to our prior comment number seven and are unable to agree that the fair value of services received in a share-based payment transaction with a nonemployee is an appropriate measurement attribute for the fair value of shares issued in an employee share-based payment transaction. Consistent with FASB ASC 718-10-30-3, please compute a grant-date fair value for the employee share-based payments issued in 2009 and tell us how those financial statement periods would have been impacted had this measurement attribute been used instead of your current measurement attribute. In your response, please also tell us how your grant date fair value was determined, including the methodology used and any significant assumptions. If you do not believe it is possible to reasonably estimate fair value at the grant date, please tell us why you have not utilized the intrinsic value method pursuant to FASB ASC 718-10-30-22 and what the impact would have been of using the intrinsic value method on your historical financial statements.

Response:  Please note that par value was not the basis for determining the value of the shares issued. Par value was the basis of determining the number of shares to be issued after the value of the services was negotiated between the parties. ASC 718-10-30-3 requires ”The cost of services received by an entity as consideration for equity instruments issued or liabilities incurred in share-based compensation transactions with employees shall be measured based on the fair value of the equity instruments issued or the liabilities settled.” We negotiated a fee of $1,750 for the services provided by the nonemployee, accordingly, we recorded the fair value of the shares at the amount of the liability settled which was $1,750. We used this valuation to derive the valuation of the 20,000,000 shares using the intrinsic method pursuant to ASC 718-10-30-22.

3. We note your expanded disclosure in response to our prior comment number eight does not include the requirements of FASB ASC 718-10-50-2(1) and 50-2(h). Please expand your disclosure accordingly or tell us why you believe these disclosures are not applicable.

Response:  Please note in bold the identification of the reasons for the lack of additional disclosure for the provisions or an explanation of the disclosure.

 50-2   The following list indicates the minimum information needed to achieve the objectives in the preceding paragraph and illustrates how the disclosure requirements might be satisfied. In some circumstances, an entity may need to disclose information beyond the following to achieve the disclosure objectives:

a.	A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as:

SEC/Dougherty
1/14/11
Page Three

1. The requisite service period(s) and any other substantive conditions (including those related to vesting) The service period is now disclosed in Note 7. There are no other substantive conditions to disclose.

     h. For each year for which an income statement is presented, both of the following:

1. Total compensation cost for share-based payment arrangements
          i. Recognized in income as well as the total recognized tax benefit related thereto The compensation cost is disclosed in Note 7.
          ii. Capitalized as part of the cost of an asset.
The asset cost is disclosed in Note 7.
2. A description of significant modifications, including:
          i. The terms of the modifications
          ii. The number of employees affected
          iii. The total incremental compensation cost resulting from the modifications. There were no modifications so there is nothing to disclose.

4. We note your expanded disclosure in response to our prior comment number eight states “the value of these shares were valued based on the estimated fair market value of the Company's stock on the date of issuance." This expanded disclosure appears contradictory to your response to our prior comment number seven in which you state the value was based on a transaction with a third party for services provided at the same time.  Please clarify your response or modify your disclosure accordingly. Additionally, please either tell us how you determined the fair market value of the Company's stock if there was no market for the Company's stock at that time, or modify your disclosure here and on page 58 (recent sales of unregistered securities) accordingly.

Response:  The description of the method of valuing the shares has been corrected in Note 7 and on page 58 to clarify that the shares were valued at the estimated fair market value of the services performed rather than the market value of the shares, since there is no market for the shares.

It is our hope that the responses in this correspondence adequately address your concerns and comments.  If any further questions or comments should arise, please feel free to contact me.

Very truly yours,

/s/ Gregory Manos

Gregory Manos
President